UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63058/October 7, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14027

In the Matter of

                                :

VILLA PASTA, INC.,   :

VIP GLOBAL CAPITAL, INC.,   :

VIRTUAL WORLD OF SPORTS, INC.   :   ORDER MAKING FINDINGS AND

  (f/k/a ACCORD VENTURES, INC.), :   REVOKING REGISTRATIONS

VIVA GAMING & RESORTS, INC.,   :   BY DEFAULT

VJG4, INC.,   :

VOICE IT WORLDWIDE, INC.,   :

THE VOYAGER GROUP, INC., and   :

VU-DATA CORP.   :

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 1, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Office of the Secretary and the Division of Enforcement have provided evidence that all Respondents were served with the OIP in accordance with 17 C.F.R. §§ 201.141(a)(2)(ii), (iv) by September 14, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). Respondents were put on notice in the OIP and in the Postponement Order issued on September 16, 2010, that failure to file an Answer would be grounds for finding them in default.

Since no Respondent has filed an Answer or otherwise defended the proceeding, each is in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of the public official records found in the Commission's EDGAR database of each Respondent. See 17 C.F.R. §§ 201.155(a), .323.

Villa Pasta, Inc. (CIK No. 1084008), is a dissolved Colorado corporation located in Palmer Lake, Colorado, with a class of securities registered with the Commission pursuant to

Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $11,011 for the prior three months.

VIP Global Capital, Inc. (CIK No. 837488), is a Colorado corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1995, which reported a net loss of over $1.05 million for the prior three months. On January 6, 1997, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Colorado, which was terminated on March 16, 2005.

Virtual World of Sports, Inc. (f/k/a Accord Ventures, Inc.) (CIK No. 1071832), is a revoked Nevada corporation located in La Jolla, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a net loss of $481,542 for the prior three months. As of August 27, 2010, the company's stock (symbol VWOS) was traded on the over-the-counter markets.

Viva Gaming & Resorts, Inc. (CIK No. 1105411), is a dissolved Florida corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $3.48 million for the prior nine months. As of August 27, 2010, the company's stock (symbol VIGA) was traded on the over-the-counter markets.

VJG4, Inc. (CIK No. 1129722), is an inactive Washington corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $7,835 for the prior six months.

Voice It Worldwide, Inc. (CIK No. 103657), is a dissolved Colorado corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported net income of $346,794 for the prior nine months.

The Voyager Group, Inc. (CIK No. 1120401), is a void Delaware corporation located in Carlsbad, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2001, which reported a net loss of $771,244 for the prior nine months. As of

August 27, 2010, the company's stock (symbol VGPI) was traded on the over-the-counter markets.

Vu-Data Corp. (CIK No. 878148) is a Nevada corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1995, which reported a net loss of $550,524 for the prior nine months.

In addition to their repeated failures to file timely periodic reports, Respondents have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of these Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Villa Pasta, Inc., VIP Global Capital, Inc., Virtual World of Sports, Inc. (f/k/a Accord Ventures, Inc.), Viva Gaming & Resorts, Inc., VJG4, Inc., Voice It Worldwide, Inc., The Voyager Group, Inc., and Vu-Data Corp. are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge